UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Internet Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

460608102

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460608102

1.	Names of Reporting Persons Robert N. Brisco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,713,926 shares1

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,713,926 shares1

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,713,926 shares1

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%2

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 504,997 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2007.

(2)  Percent of class represented by the amount in Row (11) is based on approximately 40,177,834 shares of Class A Common Stock outstanding as of December 31, 2007.

CUSIP No. 460608102

Item 1.
	(a)	Name of Issuer Internet Brands, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245

Item 2.
	(a)	Name of Person Filing Robert N. Brisco
	(b)	Address of Principal Business Office or, if none, Residence c/o Internet Brands, Inc. 909 North Sepulveda Blvd., 11th Floor El Segundo, California 90245
	(c)	Citizenship United States of America
(d)

Title of Class of Securities
This statement relates to the Issuer’s Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”).  Pursuant to Rule 13d-3(d)(1) promulgated under the Act, the number of shares of Class A Common Stock beneficially owned by the reporting person, as reported herein, includes the number of options held by such person that are immediately exercisable or exercisable within 60 days of December 31, 2007.

	(e)	CUSIP Number 460608102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 460608102

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,713,926 shares3
(b) Percent of class: (based upon 40,177,834 shares of Class A Common Stock outstanding as of December 31, 2007): 9.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,713,926 shares3
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 3,713,926 shares3
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

(3)  Includes 504,997 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ Robert N. Brisco
Signature
Robert N. Brisco Chief Executive Officer & President
Name/Title